Exhibit 99.1

STANDBY EQUITY PURCHASE AGREEMENT

THIS AGREEMENT dated as March 25, 2011 (this “Agreement”) between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited partnership (the “Investor”), and ELBIT IMAGING LTD., a corporation organized and existing under the laws of the State of Israel (the “Company”).

WHEREAS, the Parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, from time to time as provided herein,  up to US$50,000,000 of the Company’s ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”);

WHEREAS, the Ordinary Shares are listed for trade on the NASDAQ Stock Market (“NASDAQ”) and on the Tel Aviv Stock Exchange Ltd. (“TASE”);

WHEREAS, the offer and sale of the Ordinary Shares issuable hereunder have been registered by the Company in accordance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”);

WHEREAS, the offer and sale of the Ordinary Shares issuable hereunder will be conducted in compliance with the Israeli Securities Law, 1968, as amended and all regulations promulgated thereunder (the “Securities Regulations”), and the rules and regulations of the TASE.

NOW, THEREFORE, the Parties hereto agree as follows:

Article I. Certain Definitions

Section 1.01                      “Additional Shares” shall have the meaning set forth in Section 2.01(f)(ii).

Section 1.02                      “Advance” shall mean the purchase and sale of the Shares pursuant to this Agreement in consideration for the portion of the Commitment Amount requested by the Company in the Advance Notice.

Section 1.03                      “Advance Amount” shall mean the total resulting US$ amount of an Advance after taking into account the amount designated by the Company in the applicable Advance Notice and any adjustments for the Ownership Limitation, Registration Limitation, Minimum Acceptable Price, and Maximum Advance Amount in accordance with the provisions of Section 2.01(a), Section 2.01(c), Section 2.01(d), Section 2.01(e) and Section 2.01(f) hereof, if applicable.

Section 1.04                      “Advance Date” shall mean the 1st Trading Day after expiration of the applicable Pricing Period for each Advance.

Section 1.05                      “Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the Advance amount that the Company requests from the Investor.

Section 1.06                      “Advance Notice Date” shall mean each date the Company delivers (in accordance with Section 2.01(b) of this Agreement) to the Investor an Advance Notice requiring the Investor to advance funds to the Company, subject to the terms of this Agreement.

Section 1.07                      “Affiliate” shall have the meaning set forth in Section 3.06.

Section 1.08                      “Articles of Association” shall have the meaning set forth in Section 4.03.

Section 1.09                      “Base Prospectus” shall mean the Company’s prospectus accompanying the Registration Statement.

Section 1.10                      “Memorandum of Association” shall have the meaning set forth in Section 4.03.

Section 1.11                      “Commitment Amount” shall mean the aggregate amount of up to US$50,000,000 which the Investor has agreed to provide to the Company in order to purchase the Shares pursuant to the terms and conditions of this Agreement.

Section 1.12                      “Commitment Fee” shall have the meaning set forth in Section 13.03.

Section 1.13                      “Commitment Period” shall mean the period commencing on the Effective Date, and expiring upon the termination of this Agreement in accordance with Section 11.02.

Section 1.14                      “Commitment Shares” shall have the meaning set forth in Section 13.03.

Section 1.15                      “Company Indemnitees” shall have the meaning set forth in Section 5.02.

Section 1.16                      “Condition Satisfaction Date” shall have the meaning set forth in Section 7.01.

Section 1.17                      “Consolidation Event” shall have the meaning set forth in Section 6.07.

Section 1.18                      “Control”, “Controlling” or “Controlled”,  with respect to any Person, shall mean: (a) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by agreement or otherwise; and/or (b) the possession, directly or indirectly, of the power to elect and remove one half or more of the directors or other individuals exercising similar authority with respect to such Person, whether through the ownership of voting securities, by contract or otherwise; and/or (c) the possession, directly or indirectly, of a voting interest of 50% or more.

Section 1.19                      “Daily Value Traded” in respect of a particular day means the product obtained by multiplying the daily trading volume of the Ordinary Shares for that day on the TASE by the VWAP expressed in US$ for such day.

Section 1.20                      “Effective Date” shall mean the date hereof.

Section 1.21                      “Environmental Laws” shall have the meaning set forth in Section 4.10.

Section 1.22                      “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Section 1.23                      “Force Majeure” means any event or circumstance beyond the reasonable control of a Party, which materially and adversely affects or delays performance by such Party of its obligations under this Agreement, including, but not limited to, strikes, lockouts or other labor disturbances, acts or orders of any government or regulatory body, delay or refusal or cancellation of required licenses and/or approvals, riots or civil commotion, insurrection or hostilities (whether or not declared war), war, act of God, fire, earthquake, perils of sea, flood, epidemics or any other cause or peril (whether of the same or of another nature) beyond such Party’s reasonable control.

Section 1.24                      “Free” with respect to the Shares shall mean that immediately subsequent to their issuance to the Investor, the Shares shall be freely tradable on both on the NASDAQ and on the TASE, may be freely sold by the Investor without any lock-up or selling restrictions imposed pursuant to the Securities Regulations (including any ruling or release of the ISA published prior to the date hereof) or pursuant to the TASE rules or otherwise and the Investor shall not be subject to any restrictions whatsoever with respect to the selling of the Shares to any party and on any terms, in the jurisdictions of the Principal Markets.

Section 1.25                      “Indemnified Liabilities” shall have the meaning set forth in Section 5.01.

Section 1.26                      “Initial Disclosure” shall have the meaning set forth in Section 6.13.

Section 1.27                      “Investor Indemnitees” shall have the meaning set forth in Section 5.01.

Section 1.28                      “ISA” shall mean the Israel Securities Authority.

Section 1.29                      “Market Price” shall mean the lowest daily VWAP of the Ordinary Shares during the relevant Pricing Period.

Section 1.30                      “Material Adverse Effect” shall mean any condition, circumstance, or situation that may reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement, including on the Shares’ status as Free, (ii) a material adverse effect on the results of operations, assets, business or conditions (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform its obligations hereunder in any material respect on a timely basis.

Section 1.31                      “Maximum Advance Amount” shall be the higher of (i) $2,500,000, (ii) 25% of the aggregate Daily Value Traded on the TASE during the each Trading Day during the Pricing Period but not more than $4,000,000, or (iii) such greater amount as may be agreed upon by the mutual consent of the Parties.

Section 1.32                      “NASDAQ” shall have the meaning set forth in the recitals of this Agreement.

Section 1.33                      “NIS” means New Israeli Shekel.

Section 1.34                      “Ordinary Shares” shall have the meaning set forth in the recitals of this Agreement.

Section 1.35                      “Ownership Limitation” shall have the meaning set forth in Section 2.01(a)

Section 1.36                      “Party” or “Parties” shall mean the Investor and/or the Company, as applicable.

Section 1.37                      “Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Section 1.38                      “Price Per Share” shall be set, per each Ordinary Share purchased under an Advance, at 98% of the Market Price divided by the US$-NIS last known representative exchange rate as published by the Bank of Israel at the end of last Trading Day of the applicable Pricing Period, subject to the adjustments as a result of a determination of a Minimum Acceptable Price by the Company in accordance with the provisions of Section 2.01(f) hereof.

Section 1.39                      “Pricing Period” shall mean the 5 consecutive Trading Days beginning on the first Trading Day after the Advance Notice Date.

Section 1.40                      “Principal Market” shall mean each of the NASDAQ and the TASE.

Section 1.41                      “Prospectus” shall mean the Base Prospectus, as supplemented by any Prospectus Supplement.

Section 1.42                      “Prospectus Supplement” shall mean any prospectus supplement to the Base Prospectus provided to the Investor and subsequently filed with the SEC pursuant to Rule 424(b) under the Securities Act.

Section 1.43                      “Registration Statement” shall mean the Company’s shelf-registration statement filed by the Company with the SEC under the Securities Act on Form F-3 (Registration Number 333-172122) (or another registration statement on a form promulgated by the SEC for which the Company then qualifies and which form shall be available for the registration of the offer and sale of the Shares), with respect to Ordinary Shares to be offered and sold by the Company, as such Registration Statement may be amended and supplemented from time to time and including any information deemed to be a part thereof pursuant to Rule 430B under the Securities Act and any successor shelf registration statement filed by the Company with the SEC.

Section 1.44                      “Registration Limitation” shall have the meaning ascribed to it in Section 2.01(d).

Section 1.45                      “SEC” shall have the meaning set forth in the recitals of this Agreement.

Section 1.46                      “SEC Documents” shall have the meaning set forth in Section 4.05.

Section 1.47                      “Securities Act” shall have the meaning set forth in the recitals of this Agreement.

Section 1.48                      “Securities Regulations” shall have the meaning set forth in the recitals of this Agreement.

Section 1.49                      “Settlement Document” shall have the meaning set forth in Section 2.02(a).

Section 1.50                      “Shares” shall mean the Ordinary Shares to be issued to the Investor from time to time hereunder pursuant to any Advance Notices and, if applicable, the Commitment Shares.

Section 1.51                      “TASE” shall have the meaning set forth in the recitals of this Agreement.

Section 1.52                      “TASE Approval” shall mean each of the approvals required from the TASE under TASE rules and regulations for the listing of the Shares on the TASE.

Section 1.53                      “Total Advance Amount” with respect to each Advance shall mean:- (a) the Advance Amount; plus (b) the product of the Additional Shares multiplied by the Minimum Acceptable Price.

Section 1.54                      “Trading Day” shall mean any day during which the TASE is open for business for a full day.

Section 1.55                      “US$” means United States Dollars.

Section 1.56                      “VWAP” means, for any date, the daily volume weighted average price of the Ordinary Shares (in NIS) for such date on the TASE during regular trading hours as reported by Bloomberg L.P.

Article II.  Advances; Mechanics.

Section 2.01                      Subject to the terms and conditions of this Agreement (including, without limitation, the provisions of Article VII hereof), the Company, at its sole and exclusive option, from time to time, may issue and sell to the Investor, and the Investor shall purchase from the Company, Ordinary Shares on the following terms:

(a)
Advance Notice. During the Commitment Period, the Company may require the Investor to purchase Ordinary Shares by delivering an Advance Notice to the Investor, subject to the conditions set forth in Article VII; provided, however, that: (i) the amount for each Advance, irrespective of the amount designated by the Company in the applicable Advance Notice, shall not be more than the Maximum Advance Amount, (ii) the aggregate amount of the Advances pursuant to this Agreement shall not exceed the Commitment Amount, (iii) in no event shall the number of Ordinary Shares issuable to the Investor pursuant to an Advance (A) cause the aggregate number of Ordinary Shares beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act or as calculated in accordance with the Securities Regulations) by the Investor and its affiliates to exceed 4.99% of the outstanding Ordinary Shares immediately prior to the delivery of such Advance Notice, or (B) result in the need for shareholder approval under Section 270(5) of the Israeli Companies Law, and such approval has not previously been obtained (each an “Ownership Limitation”), and (iv) the aggregate offering price of the Shares to be sold pursuant to each Advance Notice shall not exceed the aggregate offering price of securities then registered and available for sale under the Registration Statement. Upon receipt of a valid Advance Notice (and for the avoidance of doubt, an Advance Notice shall be deemed valid if it has been issued by the Company in the form attached as Exhibit A hereof and was executed by an Officer of the Company in accordance with the terms and conditions of this Agreement), the Investor will be unconditionally obligated to purchase Shares pursuant to such Advance Notice in accordance with the terms of this Agreement. Notwithstanding any other provision in this Agreement, the Company acknowledges and agrees that upon receipt of a valid Advance Notice, the Investor may sell shares that it is unconditionally obligated to purchase under such Advance Notice prior to taking possession of such shares, provided such sales are made in accordance with applicable laws and regulations (including, inter alia, the Securities Act and the Securities Regulations) and the terms and conditions of this Agreement.

(b)
Date of Delivery of Advance Notice. Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A. An Advance Notice shall be deemed delivered on (i) the day it is received (by facsimile, E-mail, or by any other similar means) by the Investor if such notice is received prior to 5:00 pm Eastern Time on a Trading Day, or (ii) the immediately succeeding Trading Day if it is received (by facsimile, E-mail, or by any other similar means) by the Investor after 5:00 pm Eastern Time on a Trading Day or at any time on a day which is not a Trading Day.

(c)
Ownership Limitation. In connection with each Advance Notice delivered by the Company, any portion of an Advance (but for the avoidance of doubt, only such portion) that would cause the Investor to exceed an Ownership Limitation shall automatically be deemed to be withdrawn by the Company with no further action required by the Company and/or the Investor.

As of the date hereof, the Investor does not hold any Ordinary Shares or the right to purchase any Ordinary Shares, and during the Commitment Period the Investor shall not beneficially hold, at any time, Ordinary Shares that exceed in the aggregate 4.99% of the then outstanding Ordinary Shares, unless the Company notifies the Investor that such limitation does not apply under applicable law.

In order to decrease the chances that the Ownership Limitation will limit the size of an Advance under this Section 2.01(c), the Investor will use commercially reasonable efforts to reduce its holdings in Ordinary Shares as quickly as practicable after each Advance, subject to the maintenance of orderly markets, adequate trading volume, and sufficient value of the Ordinary Shares, all as determined by the Investor in its sole discretion, and not to acquire Ordinary Shares other than pursuant to this Agreement, so as to limit the number of Shares held by the Investor and increase the likelihood that the Shares issuable to the Investor under the Advance Notice, together with any remainder of Shared held by it at such Advance Notice’s date, shall not exceed the Ownership Limitation threshold.  Notwithstanding the forgoing, the Company acknowledges and agrees that the Investors ability to reduce its holdings in accordance with this paragraph may be limited by the application of the limitation set forth in Section 3.07 below.

(d)
Registration Limitation. In connection with each Advance Notice, any portion of an Advance (but for the avoidance of doubt, only such portion) that would exceed the aggregate offering price of securities registered and available for issuance under the Registration Statement shall automatically be deemed to be withdrawn by the Company with no further action required by the Company and/or the Investor (the “Registration Limitation”).

(e)
Maximum Advance Amount.  In connection with each Advance Notice, any portion of an Advance (but for the avoidance of doubt, only such portion) that would exceed the Maximum Advance Amount shall automatically be deemed to be withdrawn by the Company with no further action required by the Company and/or the Investor, unless the Parties agree otherwise in writing or in the Settlement Document.

(f)	Minimum Acceptable Price.

(i)
In connection with each Advance Notice, the Company may indicate a minimum acceptable price per share (the “Minimum Acceptable Price”).  With respect to an Advance Notice issued by the Company with a Minimum Acceptable Price (y) the amount of the Advance set forth in such Advance Notice shall automatically be reduced by one-fifth (20%) for each Trading Day during the Pricing Period that the VWAP of the Ordinary Shares is below the Minimum Acceptable Price (each such day, an “Excluded Day”), and (z) for purposes of determining the Price Per Share for such Advance, each Excluded Day shall be excluded from the Pricing Period for purposes of determining the Market Price and the Price Per Share shall be no less than 98% of the Minimum Acceptable Price.

(ii)
The number of Shares to be issued and delivered to the Investor at the closing of each Advance (each, a “Closing”) (in accordance with Section 2.02 of this Agreement) with respect to an Advance Notice with a Minimum Acceptable Price shall be determined based on the Advance Notice amount (as may first be reduced pursuant to Section 2.01(c)-(e), as applicable) as reduced pursuant to clause (y) above, provided however, with respect to each Excluded Day, the Investor shall have the right to purchase from the Company Ordinary Shares for an amount up to 20% of the amount of the Advance set forth in such Advance Notice (as may first be reduced pursuant to Section 2.01(c)-(e), as applicable) at a price per Share equal to the Minimum Acceptable Price.  In each Settlement Document the Investor shall provide the Company with notice of the number of additional Shares to be purchased by the Investor with respect to any Excluded Day (the “Additional Shares”).

Section 2.02                      Closings. Each Closing shall take place as soon as practicable after each Advance Date in accordance with the procedures set forth below. In connection with each Closing the Company and the Investor shall fulfill each of its obligations as set forth below:

(a)
Within one (1) Trading Day after each Advance Date, the Investor shall deliver to the Company a written document (each a “Settlement Document”) setting forth the Total Advance Amount, the Price Per Share, the total number of Ordinary Shares to be issued and subscribed for which shall be calculated by dividing the Advance Amount by the Price Per Share and adding any Additional Shares to be purchased pursuant to Section 2.01(f)(ii) (which in no event will be greater than the Ownership Limitation), and a report by Bloomberg, L.P. indicating the VWAP for each of the Trading Days during the Pricing Period, in each case taking into account the terms and conditions of this Agreement.  The Settlement Document shall be in the form attached hereto as Exhibit B.  The Company shall promptly review the Settlement Document and when approved, shall sign and return a copy of the Settlement Document to the Investor.  In the event that the Parties cannot agree on the Settlement Document within 3 Trading Days, the Parties shall promptly submit any remaining disputed items to any senior partner in one of the top four independent accounting firms of international reputation mutually acceptable to the Company and the Investor, which for the avoidance of doubt shall not act as an arbitrator and accordingly the Arbitration Law 1968-5768 shall not apply, and in lack of agreement, one of the firms chosen by the head of the Israeli Bar Association to which either party may approach.  The decision of the Person appointed, which decision shall be reasoned and in writing, shall be final and binding upon the Parties, except in the case of gross negligence, manifest error, fraudulent act or willful misconduct.

(b)	Upon confirmation of the Settlement Document with respect to such Advance, the Company shall, as soon as possible:

(i)
file a prospectus supplement with the SEC with respect to the offering of the Shares pursuant to such Advance and file a copy of the prospectus supplement with the ISA, if and to the extent the same is required in the reasonable opinion of the Company’s counsel, with respect to such Advance under the Securities Act and the Securities Regulations.

(ii)	obtain an effective TASE Approval covering the listing of the Shares on the TASE.

(iii)
confirm that it has made all filings and/or obtained all permits, approvals and qualifications, as applicable, required for (1) the issuance and transfer of Shares applicable to such Advance to the Investor, or shall have the availability of exemptions therefrom, that the sale and issuance of such Shares shall be legally permitted by all laws and regulations to which the Company is subject and that upon their issuance to the Investor the Shares will be Free; and (2) the listing of the Shares for trade on both the NASDAQ and the TASE.

(c)
As soon as possible after making all filings and/or receipt of all permits, approvals and qualifications referred to in section 2.02(b)(iii) above (including the effective TASE Approval) with respect to such Advance (and, in any event, not later than five Trading Days after the finalization of the Settlement Document in accordance with Section 2.02(a))the Company will, or will cause its transfer agent to, electronically or otherwise transfer such number of Ordinary Shares as set forth in the Settlement Document by crediting the Investor’s account or its designee’s account (including, at the election of the Investor, crediting the Investor’s securities account with a TASE Member) in accordance with delivery instructions provided by the Investor in writing in the Settlement Document (Exhibit B hereof) (which in all cases shall be Free, registered shares in good deliverable form) against payment of the Total Advance Amount in same day funds in US Dollars, without making any reduction for any withholding or other taxes or charges of any kind, to an account designated by the Company in writing. No fractional shares shall be issued, and any fractional amounts shall be rounded to the next higher whole number of shares.

(d)
On or prior to each Advance Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

Section 2.03                      Hardship. In the event the Investor sells the Company’s Ordinary Shares after receipt of an Advance Notice and the Company, deliberately or as a result from its own negligent act or omission, fails to perform its obligations as mandated in Section 2.02 other than for a Force Majeure event, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto, and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any direct out-of-pocket costs or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage would occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to the Securities Act, Securities Regulation, the Israeli Companies Law, 5759-1999, and other rules of TASE and/or NASDAQ), without the posting of a bond or other security (unless the Company disputes the claimed breach in good faith), the terms and provisions of this Agreement.

Article III. Representations and Warranties of Investor

Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof and as of each Advance Date:

Section 3.01                      Organization and Authorization. The Investor is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to purchase, hold and sell the Shares. The decision to invest and the execution and delivery of this Agreement by such Investor, the performance by such Investor of its obligations hereunder and the consummation by such Investor of the transactions contemplated hereby have been duly authorized and require no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, composition, reorganization, moratorium or similar laws from time to time in effect affecting creditors' rights generally, and (ii) general principles of equity (including, without limitation, standards of materiality, good faith, fair dealing, minority oppression and reasonableness), whether such principles are considered in a proceeding at law or in equity or any limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of any documents referred to herein.

Section 3.02                      Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction. It recognizes that its investment in the Company involves a high degree of risk.

Section 3.03                      No Legal Advice From the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.04                      Information. The Investor, its advisors and its counsel, have been furnished with all materials relating to the business, finances and operations of the Company and information it deemed material to making an informed investment decision. The Investor and its advisors have been afforded the opportunity to ask questions of the Company and its management. The Investor understands that its investment involves a high degree of risk. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to this transaction.

Section 3.05                      Receipt of Documents. The Investor, its advisors and its counsel has received and read in their entirety: (i) this Agreement and the Exhibits annexed hereto; (ii) all written due diligence and other information necessary to verify the accuracy and completeness of such representations, warranties and covenants; (iii) the SEC Documents and (iv) answers in writing to all questions the Investor submitted to the Company regarding an investment in the Company (subsections (i) through (iv) shall collectively be referred to as the “Diligence Documents”); and the Investor has relied on the information contained therein and has not been furnished any other documents, literature, memorandum or prospectus.

Section 3.06                      Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any “Affiliate” of the Company (as that term is defined in Rule 405 of the Securities Act).

Section 3.07                      Trading Activities. The Investor’s trading activities with respect to the Company’s Ordinary Shares shall be in compliance with all applicable laws, rules and regulations, the Securities Act, Securities Regulations, and the rules and regulations of the Principal Market on which the Ordinary Shares are listed or traded.  Neither the Investor nor any affiliate of the Investor has an open “short position” in the Ordinary Shares, and the Investor agrees that it shall not, and that it will cause its affiliates not to, engage in any “short” sales of the Ordinary Shares provided that the Company acknowledges and agrees that upon receipt of an Advance Notice the Investor has the right to sell the shares to be issued to the Investor pursuant to the Advance Notice prior to receiving such shares.  The Investor covenants and agrees that (i) on any individual Trading Day throughout the term of this Agreement it shall not sell on the NASDAQ or the TASE such number of Ordinary Shares which would exceed 50% of the trading volume of the Ordinary Shares on such market on such Trading Day, and (ii) during each week throughout the term of this Agreement it will not sell on the NASDAQ or the TASE such number of Ordinary Shares which would exceed 25% of the trading volume of the Ordinary Shares on such market during such week.

Section 3.08                      Institutional Investor. The Investor represents and warrants that it is an “Institutional Investor” (“Mashkia Mosadi”), listed in Section 15A(b) and the First Schedule to the Securities Law, 5728-1968 and undertakes to furnish to the Company, if so requested by it, a confirmation of it being an Institutional Investor.

Article IV. Representations and Warranties of the Company

Except as stated below, on the disclosure schedules attached hereto or in the SEC Documents, the Company hereby represents and warrants to the Investor, that the following are true and correct as of the date hereof and as of each Advance Notice Date:

Section 4.01                      Organization and Qualification. The Company is duly incorporated and validly existing under the laws of the State of Israel and has all requisite corporate power to own its properties and to carry on its business as now being conducted. Each of the Company and its subsidiaries is duly qualified to do business and is in good standing (to the extent applicable) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

Section 4.02                      Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement and any related agreements, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its corporate organs, Board of Directors or its shareholders, (iii) this Agreement and any related agreements have been duly executed and delivered by the Company, (iv) this Agreement and any related agreements, assuming the execution and delivery thereof and acceptance by the Investor, constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, composition, reorganization, moratorium or similar laws from time to time in effect affecting creditors' rights generally, and (ii) general principles of equity (including, without limitation, standards of materiality, good faith, fair dealing, minority oppression and reasonableness), whether such principles are considered in a proceeding at law or in equity or any limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of any documents referred to herein.

Section 4.03                      Capitalization. The registered share capital of the Company consists of a single class of 50,000,000 Ordinary Shares. As of December 31, 2010, the Company had outstanding 24,885,833 Ordinary Shares and options to purchase an aggregate of 2,148,917 Ordinary Shares at a weighted average exercise price of approximately $14.8 per share, with the latest expiration date of these options being July 17, 2015 (of which, options to purchase 1,432,576 Ordinary Shares were exercisable as of December 31, 2010). Such number of outstanding Ordinary Shares excludes 2,800,000 Ordinary Shares held by the Company and 588,910 Ordinary Shares held by a wholly owned subsidiary of the Company.  All of such outstanding shares have been validly issued and are fully paid and nonassessable. No Shares are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company, except for such rights that may have been awarded or will be awarded with respect to issued and outstanding Ordinary Shares by the shareholders thereof. Subject to Article IX hereof, except as disclosed in the SEC Documents, and as of the date hereof, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares or shares of capital stock of the Company, as applicable, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares or shares of capital stock of the Company, as applicable or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares or shares of capital stock of the Company, as applicable, (ii) there are no outstanding debt securities (iii) there are no outstanding registration statements and (iv) there are no agreements or arrangements under which the Company is obligated to register the sale of its securities under the Securities Act, the Securities Regulations or otherwise (except pursuant to this Agreement). There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any related agreement or the consummation of the transactions described herein or therein. The Company has furnished or made available to the Investor true and correct copies of the Company’s Articles of Association, as amended and as in effect on the date hereof (the “Articles of Association”), and the Company’s Memorandum of Association, as amended and as in effect on the date hereof (the “Memorandum of Association”).

Section 4.04                      No Conflict. The execution, delivery, and subject to the satisfaction of the Closing procedures set forth in Section 2.02 hereof, the performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Association, or Memorandum of Association, (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of each Principal Market on which the Ordinary Shares are quoted, as well as the Securities Regulations) applicable to the Company or any of its subsidiaries or by which any material property or asset of the Company or any of its subsidiaries is bound or affected and which would cause a Material Adverse Effect. Except as disclosed in the SEC Documents, to the knowledge of the Company, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Memorandum of Association, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries which would cause a Material Adverse Effect. To the Company’s knowledge, the business of the Company and its subsidiaries is not being conducted in violation of any material law, ordinance, and regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, including as specified in Section 2.02 hereof, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof or thereof except as such consent, authorization or order has been obtained prior to the date hereof. The Company is unaware of any fact or circumstance which might give rise to any of the foregoing.

Section 4.05                      SEC Documents; Financial Statements. The Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and the Company has filed or furnished all reports, schedules, forms, statements and other documents required to be filed by it with, or furnished by it to, the SEC under the Exchange Act for the 3 years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed or furnished within the 3 years preceding the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”) on timely basis or has received a valid extension of such time of filing or furnishing and has filed, or furnished, as the case may be, any such SEC Document prior to the expiration of any such extension. The Company has delivered to the Investors or their representatives, or made available (by virtue of the filing thereof) through the SEC’s website at http://www.sec.gov, true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents.  As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with the International Financial Reporting Standards (IFRS) consistently applied and, with respect to audited annual financial statements of the Company, the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with International Financial Reporting Standards, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and the lack of cash flow for interim periods).  None of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 4.06                      The Company’s Israel Public Filings. The Ordinary Shares are listed for trade on the TASE pursuant to the Securities Regulations. To the Company’s knowledge, the Company has filed concurrently with filing with the SEC all reports, forms, statements and other documents that it is required to file under the Securities Regulations for the three (3) years preceding the date hereof (all of the foregoing including documents incorporated by reference therein, being hereinafter referred to as the “Public Filings”). As of their respective dates, the Public Filings complied in all material respects with the requirements of the applicable Securities Regulations, and none of the Public Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the Public Filings, complied in all material respects with the IFRS consistently applied.

Section 4.07                      No Default. Except as disclosed in the SEC Documents, to the Company’s knowledge, it is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it is or its property is bound and neither the execution, nor the delivery by the Company, nor the performance by the Company of its obligations under this Agreement or any of the exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the creation or imposition of any lien or charge on any assets or properties of the Company under its Articles of Association, Memorandum of Association, any material indenture, mortgage, deed of trust or other material agreement applicable to the Company or instrument to which the Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rules or regulation of any court or governmental agency or body having jurisdiction over the Company or its properties, in each case which default, breach, lien or charge is likely to cause a Material Adverse Effect.

Section 4.08                      Intellectual Property Rights. The Company and its Controlled subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. Except for matters described in the SEC Documents the Company does not have any knowledge of any infringement by the Company or its Controlled subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement, which would cause a Material Adverse Effect; and the Company and its subsidiaries are unaware of any facts or circumstances which, in their judgment, are likely to  give rise to any of the foregoing.

Section 4.09                      Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened, which would cause a Material Adverse Effect.

Section 4.10                      Environmental Laws.  Except as would not have a Material Adverse Effect, the Company and its subsidiaries are (i) in compliance with any and all applicable material foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval.

Section 4.11                      Title. Except as set forth in the SEC Documents or as would not be likely to have a Material Adverse Effect, the Company has good and marketable title to its properties and material assets owned by it. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

Section 4.12                      Insurance. The Company is, and each of its Controlled subsidiaries are, insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section 4.13                      Regulatory Permits. Except as would be likely to result in a Material Adverse Effect, the Company possesses all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its business, and the Company has not received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

Section 4.14                      Internal Accounting Controls. The Company maintains SOX compliance program under the Sarbanes-Oxley Act, which includes, inter alia, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

Section 4.15                      Absence of Litigation. Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Ordinary Shares or any of the Company’s Controlled subsidiaries, which is likely to have a Material Adverse Effect.

Section 4.16                      Subsidiaries. Except as disclosed in the SEC Documents and except for wholly owned holding vehicles, venture capital investments and other financial investments (including holding and management of stock market financial investments portfolios) which are not material to the Company, the Company does not presently own or control, directly or indirectly, any Controlling interests in any other corporation, partnership, association or other business entity, which is material to the business of the Company.

Section 4.17                      Tax Status. Except as disclosed in the SEC Documents, the Company has made or filed all Israeli, and if applicable, U.S. federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply.

Section 4.18                      Certain Transactions. Except as set forth in the SEC Documents none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors) that is required to be disclosed in the SEC Documents, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

Section 4.19                      The Shares. The Shares have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued and fully paid and non-assessable, Free, free and clear of all encumbrances and will be issued in compliance with all applicable United States federal and state securities laws and the laws and regulations of the State of Israel; the share capital of the Company, including the Ordinary Shares, conforms in all material respects to the description thereof contained in the Registration Statement, and the Ordinary Shares, including the Shares, will conform to the description thereof contained in the Prospectus as amended or supplemented. Neither the shareholders of the Company, nor any other person or entity have any preemptive rights or rights of first refusal with respect to the Shares or other rights to purchase or receive any of the Shares, and no person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Securities Act or the Securities Regulations, any shares or other securities or assets of the Company upon the issuance or sale of the Shares.  The Company is not obligated to offer the Shares on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

Section 4.20                      Dilution. The Company is aware and acknowledges that issuance of the Shares could cause dilution to existing shareholders and could significantly increase the outstanding number of Ordinary Shares.

Section 4.21                      Acknowledgment Regarding Investor’s Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of the Shares hereunder. The Company is aware and acknowledges that it may not be able to request Advances under this Agreement if the Registration Statement ceases to be effective or if any issuances of Ordinary Shares pursuant to any Advances would violate any rules of each Principal Market or if any of the conditions set forth in Article VI are not fulfilled or fully complied with. The Company further is aware and acknowledges that any fees paid (whether in cash or Share) pursuant to Section 13.03 hereunder shall be earned on the date paid and not refundable or returnable under any circumstances.

Section 4.22                      Registration. As of the date of the filing of the Registration Statement, and, if the Company has filed with the SEC an annual report on Form 20-F between the date of the filing of the Registration Statement and the date hereof, as of the date of the filing of such Form 20-F, the Company met the eligibility requirements of Form F-3 in connection with the issuance of the Commitment Amount hereunder.

Section 4.23                      Israeli Prospectus. The issuance and offering of the shares does not require the publication of a prospectus or any other offering document pursuant to the Securities Regulations, other than the Registration Statement, the Prospectus and the Prospectus Supplements that are required pursuant to the Securities Act.

Article V. Indemnification

The Investor and the Company represent to the other the following with respect to itself:

Section 5.01                      In consideration of the Investor’s execution and delivery of this Agreement, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor, and all of its officers, directors, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Investor Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements but excluding any indirect, incidental or consequential damages (the “Indemnified Liabilities”), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any Prospectus, or in any amendment thereof or supplement thereto, or arising out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein; (b) any material misrepresentation or breach of any material representation or material warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; (c) any breach of any material covenant, material provision or obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; and (d) any cause of action, suit or claim brought or made against such Investor Indemnitee not arising out of any action or inaction of an Investor Indemnitee, and arising solely out of or resulting only from the non-performance or enforcement of the Company’s undertakings under this Agreement or any other instrument, document or agreement executed pursuant hereto. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Section 5.02                      In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Investor’s other obligations under this Agreement, the Investor shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related Prospectus, or in any amendment thereof or supplement thereto, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Investor will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Investor by or on behalf of the Company specifically for inclusion therein; (b) any material misrepresentation or breach of any material representation or warranty made by the Investor in this Agreement or any instrument or document contemplated hereby or thereby executed by the Investor; (c) any breach of any material covenant, material provision or obligation of the Investor(s) contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor; or (d) any cause of action, suit or claim brought or made against such Company Indemnitee not arising out of any action or inaction of a Company Indemnitee and arising solely out of or resulting only from the non-performance or enforcement of the Investor’s undertakings under this Agreement or any other instrument, document or agreement executed pursuant hereto. To the extent that the foregoing undertaking by the Investor may be unenforceable for any reason, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Section 5.03                      Promptly after receipt by an Investor Indemnitee or Company Indemnitee under this Article V of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee or Company Indemnitee (as the case may be) shall, if a claim for an Indemnified Liability in respect thereof is to be made against any indemnifying Party under this Article V, the other Party shall deliver to the indemnifying Party a written notice of the commencement thereof; but the failure to so promptly notify the indemnifying Party will not relieve it of liability under this Article V unless and to the extent the indemnifying Party did not otherwise learn of such action on a timely basis and such failure  materially prejudices the indemnifying Party. The indemnifying Party shall have the right to participate in, and, to the extent the indemnifying Party so desires, jointly with any other indemnifying Party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying Party and the Investor Indemnitee or Company Indemnitee, as the case may be; provided, however, that an Investor Indemnitee or Company Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Investor Indemnitee or Company Indemnitee to be paid by the indemnifying Party, if, in the reasonable opinion of counsel retained by the indemnifying Party, the representation by such counsel of the Investor Indemnitee or Company Indemnitee and the indemnifying Party would be inappropriate due to actual or potential differing interests between such Investor Indemnitee or Company Indemnitee and any other Party represented by such counsel in such proceeding. The Investor Indemnitee or Company Indemnitee shall cooperate fully with the indemnifying Party in connection with any negotiation or defense of any such action or claim by the indemnifying Party and shall furnish to the indemnifying Party all information reasonably available to the Investor Indemnitee or Company Indemnitee which relates to such action or claim. The indemnifying Party shall keep the Investor Indemnitee or Company Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying Party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying Party shall not unreasonably withhold, delay or condition its consent. The indemnifying Party shall obtain the prior written consent of the Investor Indemnitee or Company Indemnitee, as applicable, to the entry of any judgment or to enter into any settlement or other compromise, which consent may only be withheld in the event that such settlement would include admitting criminal liability, or serve to create a precedential custom or practice materially adverse to the continuing business interests or the reputation of the Investor Indemnitee or Company Indemnitee, respectively, or if it does not include as an unconditional term thereof, the giving by the claimant or plaintiff to such Investor Indemnitee or Company Indemnitee of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying Party shall be subrogated to all rights of the Investor Indemnitee or Company Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.

Section 5.04                      The indemnification required by this Article V shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received.

Section 5.05                      Subject To Section 5.07 hereof, the indemnity provisions contained herein shall be exclusive of any other liability for indemnity which the indemnifying Party may have but in addition to (i) any other cause of action or similar right of the Investor Indemnitee or Company Indemnitee against the indemnifying Party or others, and (ii) any other liabilities the indemnifying Party may be subject to pursuant to the law.

Section 5.06                      The obligations of the Parties to indemnify or make contribution under this Article V shall survive the termination of this Agreement and shall expire at the third anniversary of the termination date thereof.

Section 5.07                         LIMITATION OF LIABILITY.  IN NO EVENT SHALL EITHER PARTY’S LIABILITY FOR INDEMNIFIED LIABILITIES UNDER THIS Article V EXCEED THE ACTUAL DIRECT OUT-OF-POCKET COSTS AND EXPENSES SUFFERED BY THE AGGRIEVED PARTY.

Article VI.
Covenants of the Company

Section 6.01                      Registration Statement and Prospectus with the SEC.

(a)	The use of Form F-3 under the Securities Act for the Registration Statement for the offering of the Shares is appropriate, pursuant to Instruction I.B.1 to Form F-3.

(b)
The Registration Statement, including the Base Prospectus contained therein, was prepared by the Company in conformity with the requirements of the Securities Act and all applicable U.S. federal securities laws rules and regulations. Any amendment or supplement to the Registration Statement or Prospectus required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use its commercially reasonable efforts to cause it to become effective as soon as reasonably practicable.  No stop order suspending the effectiveness of the Registration Statement has been issued, and, to the knowledge of the Company, no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the SEC. Any reference herein to the Registration Statement, the Prospectus, or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated (or deemed to be incorporated) by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or Prospectus shall be deemed to refer to and include the filing after the execution hereof of any document with the SEC deemed to be incorporated by reference therein.

(c)
The Company has not distributed and, prior to the completion of the distribution of the Shares, shall not distribute any offering material in connection with the offering and sale of the Shares other than the Registration Statement, the Base Prospectus as supplemented by any Prospectus Supplement (if required) or such other materials, if any, permitted by the Securities Act.

(d)
During the Commitment Period, the Company shall notify the Investor promptly if (i) the Registration Statement shall cease to be effective under the Securities Act, (ii) the  Ordinary Shares cease to be registered under Section 12(b) of the Exchange Act or (iii) the Company fails to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act.

(e)
No Misstatement or Omission.  Each part of the Registration Statement, when such part became or becomes effective, and the Prospectus, on the date of filing thereof with the SEC and at each date during the Pricing Period and as of each Closing conformed or will conform in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus, on the date of filing thereof with the SEC and at each date during the Pricing Period and as of each Closing did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by the Investor expressly stating that such information is intended for use in the Registration Statement, the Prospectus, or any amendment or supplement thereto.

Section 6.02                      Prospectus Supplements. The Company agrees that on such dates as the Securities Act shall require (if at all), the Company will file a prospectus supplement or other appropriate form as determined by its counsel with the SEC under the applicable paragraph of Rule 424(b) under the Securities Act, which prospectus supplement or form, if necessary, will set forth, within the relevant period, the amount of Shares sold to the Investor, the aggregate offering price of such Shares, the net proceeds to the Company, and the discount granted to the Investor with respect to such Shares. The Company shall provide the Investor a reasonable opportunity to comment on a draft of each such Prospectus Supplement (and shall give due consideration to all such comments) and shall deliver or make available to the Investor, without charge, an electronic copy of each form of Prospectus Supplement, together with the Base Prospectus. The Company consents to the use of the Prospectus (and of any Prospectus Supplement thereto) in accordance with the provisions of the Securities Act and with the securities or “blue sky” laws of the jurisdictions in which the Shares will be issued to the Investor under this Agreement, in connection with the offering and sale of the Shares hereunder and for such period of time thereafter as the Prospectus is required by the Securities Act to be delivered in connection with sales of the Shares, provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction. If during such period of time any event shall occur that in the judgment of the Company and its counsel is required to be set forth in the Prospectus or should be set forth therein in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, or if it is necessary to supplement or amend the Prospectus to comply with the Securities Act or any other applicable law or regulation, the Company shall forthwith prepare and file with the SEC an appropriate Prospectus Supplement to the Prospectus and shall expeditiously furnish or make available to the Investor an electronic copy thereof.

Section 6.03                      Fillings with the ISA. The Company undertakes to file all reports required to be filed and/or published on the ISA Magna system in accordance with the Securities Regulations concurrently with filing thereof with the SEC. As of their respective dates, all such repots shall comply in all material respects with the applicable requirements of the Securities Regulations and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. It is hereby agreed that the Closing of each Advance (in accordance with Section 2.02 of this Agreement) shall occur only after the filing of a prospectus supplement with the SEC and the filing of a copy of such prospectus supplement with the ISA with respect to the offering of the Shares pursuant to such Advance, in accordance with Section 2.02(b)(i) and Section 2.02(b)(ii) hereof.

Section 6.04                      Listing of Ordinary Shares on the NASDAQ and TASE.  During the Commitment Period and for so long as any Shares issuable hereunder are held by the Investor, but no later than the elapse of one year from the Termination of this Agreement, the Company shall maintain the authorization of the Ordinary Shares for quotation on each Principal Market and shall notify the Investor promptly if the Ordinary Shares shall cease to be authorized for listing on either Principal Market.  Without derogating from the generality of the foregoing, prior to each Closing date, the Company shall obtain the TASE Approval evidencing the consent of the TASE to the listing of the Shares underlying each Advance on the TASE and shall cause such Shares to be listed on each of the Principal Markets.

Section 6.05                      Required Filings.  The Company shall timely make all filings required to be made by it pursuant to the Securities Act and the Exchange Act (which includes Forms 20-F, 6-K, etc.), including, without limitation, the filing of the financial statements as required pursuant to Item 8A of Form 20-F in order to maintain the financial statements incorporated by reference into the Registration Statement current. As of their respective dates, all such repots shall comply in all material respects with the requirements of the Securities Act or the Exchange Act and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 6.06                      Notice of Certain Events Affecting Registration; Dual Status; Suspension of Right to Make an Advance. The Company will immediately notify the Investor, upon its becoming aware of the occurrence of any of the following events: (i) receipt of any request for material additional information by the SEC or any other Federal, state or Israeli governmental authority for material amendments or supplements to the Registration Statement or the Prospectus; (ii) the issuance by the SEC or any other Federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Ordinary Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any material statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectus or such documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement the Prospectus to comply with the Securities Act; (v) the Company’s reasonable determination that a material post-effective amendment to the Registration Statement would be required; and the Company will promptly make available to the Investor any such supplement or amendment to the related prospectus; and (vi) any fact that may adversely affect the dual listing of the Ordinary Shares on both the NASDAQ and the TASE.  The Company shall not deliver to the Investor any Advance Notice during the continuation of any of the foregoing events.

Section 6.07                      Consolidation; Merger, Issuances. During any period of time commencing at the delivery of an Advance Notice to the Investor and ending 10 Trading Days following issuance of the Shares pursuant to such Advance to the Investor, but in no event for more than 15 Trading Days (a “Restricted Period”), the Company shall not (i) effect any merger or consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity (a “Consolidation Event”) unless, in a case of a merger, the Company is the surviving entity into with the other entity shall merge, or (ii) offer to sell, sell, contract to sell, grant any option to sell or otherwise issue or dispose of any Ordinary Shares (other than the Shares issued or sold pursuant to an obligation existing prior to the start of a Restricted Period) or securities convertible into or exchangeable for Ordinary Shares, warrants or any rights to purchase or acquire, Ordinary Shares (other than the grant of options to directors, employees and consultants of the Company pursuant to an incentive plan of the Company).

Section 6.08                      Dividend or Rights Offerings. In the event that the Company distributes dividends (including non-cash dividends and payments to its shareholders under a reduction of capital) or if the Company effects a rights offering, no Advance shall be made by the Company if the "record date" for such distribution or rights offering and/or the "ex-date" in connection therewith would fall within the Pricing Period.

Section 6.09                      Issuance of the Company’s Ordinary Shares. The sale of the Shares hereunder shall be made in accordance with the provisions and requirements of the Securities Act and any applicable state securities law, as well as any applicable Securities Regulations.

Section 6.10                      Market Activities. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company under applicable laws and regulations to facilitate the sale or resale of the Shares.

Section 6.11                      Use of Proceeds. The Company shall use the net proceeds from this offering as disclosed in the Prospectus.

Section 6.12                      Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will be responsible for all of its own expenses incident to the performance of its obligations hereunder including, without limitation, in connection with the issuance, registrations, and listing of the Shares.

Section 6.13                      Current Report. Promptly after the date hereof, the Company shall furnish to the SEC a report on Form 6-K, file and publish any report required under the Securities Regulations and any such other appropriate form as determined upon consultation with counsel to the Company, relating to the transactions contemplated by this Agreement and a preliminary Prospectus Supplement pursuant to Rule 424(b) of the Securities Act disclosing all information relating to the transaction contemplated hereby required to be disclosed therein (collectively, the “Initial Disclosure”) and shall provide the Investor with a reasonable opportunity to review the Initial Disclosure prior to its filing.

Section 6.14                      Compliance with Laws. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company or which caused or resulted in, or which would in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company, it being understood that the repurchase of Ordinary Shares by the Company in compliance with the safe harbor conditions of Rule 10b-18 under the Exchange Act shall not be considered stabilization or manipulation hereunder, it being understood that the repurchase of Ordinary Shares by the Company in compliance with the safe harbor conditions of Rule 10b-18 under the Exchange Act shall not be considered stabilization or manipulation hereunder..

Section 6.15                      Comfort Letters.  At the request of the Investor within a reasonable period of time after (i) the date hereof, or (ii) the date of filing of the Company's audited annual financial statements for a period in which an Advance was delivered pursuant to this Agreement and which are incorporated by reference in the Registration Statement or the date of filing of a material amendment to such financial statements (each such date, a “Company Report Date”), the Company will request that its principal independent accountants and the independent accountants of its subsidiaries whose reports are relied upon in the Company’s consolidated financial statements, furnish to the Investor a "comfort" letter, or letters, dated the date hereof or the Company Report Date, as the case may be, stating that it is independent of the Company and that the financial statements that it has audited comply with the applicable provisions of SEC Regulation S-X, substantially in the form attached as Exhibit D hereof.

Article VII.
Conditions for Advance and Conditions to Closing

Section 7.01                      Conditions Precedent to the Right of the Company to Deliver an Advance Notice. The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance Notice is subject to the satisfaction by the Company, on each Advance Notice date (a “Condition Satisfaction Date”), of each of the following conditions:

(a)	Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company shall be true and correct in all material respects.

(b)
Registration of the Ordinary Shares with the SEC and ISA. The Registration Statement is effective and the Shares are available for issuance pursuant to the Registration Statement. The Company is not aware of any of the events set forth in Section 6.05 hereof. The Initial Disclosure shall have been filed with the SEC, all Prospectus Supplements shall have been filed with the SEC, if and as required pursuant to Section 6.02 hereof and an electronic copy of such Prospectus Supplement, if required, together with the Base Prospectus shall have been delivered or made available to the Investor. The Company shall have filed with the SEC in a timely manner all reports, notices and other documents required of a “reporting company” under the Exchange Act and applicable SEC regulations and shall have filed all reports required to be filed and/or published on the ISA Magna system in accordance with the Securities Regulations. The Shares, when issued to the Investor; pursuant to the Advance Notice will be Free.

(c)
Authority. The Company shall have obtained all permits and qualifications and/or make the filings required by any applicable jurisdiction for the offer and sale of Ordinary Shares, or shall have the availability of exemptions therefrom.  The sale and issuance of Ordinary Shares shall be legally permitted by all laws and regulations to which the Company is subject.

(d)
No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the SEC or any other federal, state or Israeli governmental, administrative or self regulatory authority during the period of effectiveness of the Registration Statement, the response to which would require any amendments or supplements to the Registration Statement or Prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification, approvals, or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be required.

(e)
Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to each Condition Satisfaction Date.

(f)
No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have a Material Adverse Effect.

(g)
No Suspension of Trading in or Delisting of Ordinary Shares. The Ordinary Shares are traded on each Principal Market and all of the Shares issuable pursuant to such Advance Notice will be listed or quoted for trading on each Principal Market.  The issuance of the Shares with respect to the applicable Advance Notice will not violate the applicable shareholder approval requirements of either Principal Market. The Company shall not have received any notice threatening the continued listing of the Ordinary Shares on each Principal Market.

(h)	Maximum Advance Amount. The amount of an Advance requested by the Company shall not exceed the Maximum Advance Amount.

(i)	Authorized. There shall be a sufficient number of authorized but unissued and otherwise unreserved Ordinary Shares for the issuance of all of the Shares issuable pursuant to such Advance Notice.

(j)
Opinion of Counsel at Closing. At or prior to the delivery on the first Advance Notice, the Investor shall have received an opinion letter from counsel to the Company in the form attached hereto as Exhibit C.

(k)
Executed Advance Notice. The Investor shall have received the Advance Notice executed by an officer of the Company and the representations contained in such Advance Notice shall be true and correct as of each Condition Satisfaction Date.

(l)	Consecutive Advance Notices. Except with respect to the first Advance Notice, the Company shall have delivered all Shares relating to all prior Advances.

Article VIII.
Non-Disclosure of Non-Public Information

The Company covenants and agrees that it shall refrain from disclosing, and shall cause its officers, directors, employees and agents to refrain from disclosing, any material non-public information (as determined under either (a) the Securities Regulations or (b) the Securities Act, Exchange Act, or the rules and regulations of the SEC) to the Investor without also disseminating such information to the public, unless prior to disclosure of such information the Company identifies such information as being material non-public information and provides the Investor with the opportunity to accept or refuse to accept such material non-public information for review.  In no event shall the Investor have a duty of confidentially, or be deemed to have agreed to maintain information in confidence, with respect to (i) any information disclosed in violation of this provision or (ii) the delivery of any Advance Notices.

Article IX.
Non-Exclusive Agreement

Notwithstanding anything contained herein and subject only to Section 6.07 above, this Agreement and the rights awarded to the Investor thereunder are non-exclusive, and the Company may, at any time throughout the term of this Agreement and thereafter, issue and allot, or undertake to issue and allot, any shares and/or securities and/or convertible notes, bonds, debentures, options to acquire shares or other securities and/or other facilities which may be converted into or replaced by the Company’s shares, shares of capital stock or other securities of the Company, and to extend, renew and/or recycle any of its existing bond and/or debentures, and/or grant any rights with respect to its existing and/or future share capital, save for the Shares.

Article X.
Choice of Law/Jurisdiction

This Agreement shall be governed by and interpreted solely in accordance with the laws of the State of Israel without regard to the principles of conflict of laws, provided, however, that the Securities Act, Exchange Act, rules and regulations of the SEC, the rules and regulations of the NASDAQ, and any other applicable laws shall govern any and all matters covered thereby. The Parties further agree that any action between them shall be heard exclusively in the competent courts of Tel-Aviv – Jaffa, Israel, and expressly consent to the jurisdiction and venue of such courts.

Article XI. Assignment; Termination

Section 11.01                                Assignment. Neither this Agreement nor any rights or obligations of either Party hereunder may be assigned to any other Person, provided, however, that the Company my instruct the Investor to make payments of the Total Advance Amount to any third party, which instruction shall be delivered in writing at least 3 Trading Days prior to the due date thereof.

Section 11.02                                Termination.

(a)
Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the date hereof, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement in the aggregate amount of the Commitment Amount.

(b)
The Company may terminate this Agreement effective upon 15 Trading Days’ prior written notice to the Investor; provided that (i) there are no Advances outstanding, (ii) there are no loans outstanding by the Investor to the Company, and (iii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the Parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. In the event of any termination of this Agreement by the Company hereunder, so long as the Investor owns any Ordinary Shares issued hereunder, unless all of such Ordinary Shares may be resold by the Investor without registration and without any time, volume or manner limitations pursuant to Rule 144, the Company shall not suspend or withdraw the Registration Statement or otherwise cause the Registration Statement to become ineffective, or voluntarily delist the Ordinary Shares from the Principal Markets, or fail to act so that the Ordinary shares are delisted from the Principal Markets. The above undertaking shall survive the termination of the Agreement and shall expire at the first anniversary of the termination date thereof.

(c)
The Investor shall have the right to terminate this Agreement in the event that (i) there shall occur any stop order or suspension of the effectiveness of the Registration Statement for 50 consecutive Trading Days during the Commitment Period, other than due to the acts of the Investor or Force Majeure, provided, however, this period shall be tolled during any period commencing upon the filing of a post-effective amendment to such Registration Statement and ending upon the date on which such post effective amendment is declared effective by the SEC, or (ii) the Company shall at any time fail materially to comply with the requirements of Article VI and such failure is not cured within thirty (30) days after receipt of written notice from the Investor.

(d)
Nothing in this Section 11.02 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other Party of its obligations under this Agreement. The indemnification provisions contained in Article V shall survive termination hereunder and shall expire at the third anniversary of the termination date thereof.

Article XII. Notices

Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, E-mail or other similar means; (iii) 3 days after being sent by U.S. or Israeli certified mail, as applicable, return receipt requested; or (iv) 2 days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. Notwithstanding the above, service of process shall be made only in accordance with Subsections (i), (iii) or (iv) above. The addresses and facsimile numbers for such communications, except for Advance Notices which shall be delivered in accordance with Section 2.01(b) hereof, shall be:

If to the Company, to:	Elbit Imaging Ltd.
2 Weitzman Street
Tel Aviv, Israel, 64239
Attention: Mr. Dudi Machluf, co-CEO
Telephone: 972-3-608-6000
Facsimile: 972-3-608-6050

With a copy to:	Elbit Imaging Ltd.
2 Weizmann Street Tel Aviv, Israel 64239 Attention: Zvi Maayan, Esq. - General Counsel
Telephone: 972-3-608-6015 Facsimile: 972-3-608-6050

If to the Investor(s):	YA Global Master SPV Ltd.
101 Hudson Street –Suite 3700
Jersey City, NJ 07302
Attention: Mark Angelo
Portfolio Manager
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

With a Copy to:	David Gonzalez, Esq.
101 Hudson Street – Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 369-7779
And to:	Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center (Round Building)
Tel Aviv 67021 Israel
Telephone: +972 3 6074464 Facsimile: +972 3 6074422
Attention: Aya Yoffe

Each Party shall provide 5 days’ prior written notice to the other Party of any change in address or facsimile number.

Article XIII. Miscellaneous

Section 13.01                                Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Party. In the event that any signature page is delivered by facsimile or electronic transmission, the Party using such means of delivery shall cause 4 additional original executed signature pages to be physically delivered to the other Party or its counsel within 5 days of the execution and delivery hereof, though failure to deliver such copies shall not affect the validity of this Agreement.

Section 13.02                                Reporting Entity for the Ordinary Shares. The reporting entity relied upon for the determination of the trading price or trading volume of the Ordinary Shares on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 13.03                                 Fees.

(a)
Commitment Fee. The Company shall pay to the Investor or its affiliate  commitment fee (the “Commitment Fee”) of US$810,000, which shall be due and payable as follows: (i) US$310,000 shall be due and payable in cash on the earlier of the closing of the first Advance hereunder, or April 13, 2011 (the “Initial Payment Date”), (ii) US$250,000 shall be due and payable on the earlier of 12 months from the date of this Agreement or 7 days following the date that the Company has received Advances totaling greater than US$30,000,000 (the “Second Payment Date”), and (iii) US$250,000 shall be due and payable on the earlier of 24 months from the date of this Agreement or 7 days following the date that the Company has received Advances totaling greater than US$40,000,000 (the “Third Payment Date”, and each of the Initial Payment Date, Second Payment Date, and Third Payment Date, a “Payment Date”).  The portion of the Commitment Fee due on the Second Payment Date and the Third Payment Date may be paid in cash, in Ordinary Shares, or some combination thereof.  If any portion of the Commitment Fee is to be paid in Ordinary Shares (such shares, the “Commitment Shares”), the Company will issue to the Investor Ordinary Shares on the applicable Payment Date in an amount equal to the portion of the Commitment Fee to be paid in Ordinary Shares divided by the VWAP for the Trading Day immediately prior to the applicable Payment Date. The Commitment Shares shall be issued pursuant to the Registration Statement and shall be Free upon issuance.  The value of any Commitment Shares issued in satisfaction of the Commitment Fee shall not be counted against the Commitment Amount for the purposes of this Agreement.  The Commitment Fee shall be deemed paid upon the crediting of the Investor’s account or its designee’s account (including, at the election of the Investor, the Investor’s securities account with a TASE Member) with the Commitment Shares, in accordance with delivery instructions provided by the Investor. Each payment of the Commitment Fee shall be deemed fully earned as of the date due regardless of the amount of Advances, if any, that the Company is able to, or chooses to, request hereunder.

(b)
Structuring Fee. The Company shall pay a structuring and due diligence fee of US$30,000 to Yorkville Advisors, LLC, out of which US$15,000 has already been paid as of the date hereof and the remainder at the amount of US$15,000 will be paid on or before April 13, 2011.

Section 13.04                                Brokerage. Each of the Parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other Party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying Party in connection with this Agreement or the transactions contemplated hereby.

Section 13.05                                Confidentiality. If for any reason the transactions contemplated by this Agreement are not consummated, each of the Parties hereto shall keep confidential any information obtained from any other Party (except information publicly available or in such Party’s domain prior to the date hereof, and except as required by court order or applicable law, including the Securities Act and/or Securities Regulations) and shall promptly return to the other Parties, or confirm that it has destroyed, all schedules, documents, instruments, work papers or other written information without retaining copies thereof, previously furnished by it as a result of this Agreement or in connection herein.

Section 13.06                                Integration. This Agreement, along with any exhibits or amendments hereto, encompasses the entire agreement of the Parties with respect to the subject matter thereof, and supersedes all previous understandings and agreements between the Parties, whether oral or written.

Section 13.07                                Delays or Omissions, Remedies. No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the Parties, shall be cumulative and not alternative, but shall at all times be limited as specified in Section 5.07 hereof, which shall apply to any damages and/or compensation sought, mutatis mutandis.

Section 13.08                                Amendment. No provision of this Agreement may be amended other than by an instrument in writing signed by both Parties.

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IN WITNESS WHEREOF, the Parties hereto have caused this Standby Equity Purchase Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
Elbit Imaging Ltd.

By: /s/ Doron Moshe and Adar Shashoua
Name: Doron Moshe and Adar Shashoua
Title: CFO and VP Finance

INVESTOR:
YA Global Master SPV Ltd.

By: Yorkville Advisors, LLC
Its: Investment Manager

By: /s/ Mark Angelo
Name: Mark Angelo
Title: Portfolio Manager

EXHIBIT A

ADVANCE NOTICE
ELBIT IMAGING LTD.

The undersigned, _______________________ hereby certifies, with respect to the sale of Ordinary Shares of ELBIT IMAGING LTD. (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to the Standby Equity Purchase Agreement (the “Agreement”), as follows:

1.           The undersigned is the duly appointed ______________ of the Company.

2.           There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post effective amendment to the Registration Statement.

3.           The Company has performed in all material respects all covenants and agreements to be performed by the Company and has complied in all material respects with all obligations and conditions contained in this Agreement on or prior to the Advance Notice Date, and shall continue to perform in all material respects all covenants and agreements to be performed by the Company through the applicable Advance Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4.           The Company hereby represents, warrants and covenants that it has made all filings (“Required Filings”) required to be made by it pursuant to applicable securities laws (including, without limitation, all filings required under the Securities Exchange Act of 1934, which include Forms 20-F, 6-K, etc.) and under the Securities Regulations.  None of the Required Filings contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.           The Advance requested is _____________________.

6.           4.99% of the outstanding Ordinary Shares of the Company as of the date hereof is ___________.

7.           All amounts payable to the Company under this Advance Notice shall be paid to the Company to the following bank account of the Company (or its Affiliate):

___________________________________________________.

8.           Minimum Acceptable Price (if applicable): ___________.

The undersigned has executed this Certificate this ____ day of _________________.

ELBIT IMAGING LTD. By: Name: Title:

EXHIBIT B
FORM OF SETTLEMENT DOCUMENT

VIA FACSIMILE & EMAIL

Elbit Imaging Ltd.
Attn: Doron Moshe, CFO
Fax:           [_____] 03-6086050
Email: doronm@elbitimaging.com

Below please find the settlement information with respect to the Advance Notice Date of:

1.	(a) Amount of Advance (as stated on Advance Notice):	US$
	(b) Advance Amount (amount of Advance after adjusting for Ownership Limitation, Registration Limitation, Maximum Advance Amount, and Minimum Acceptable Price, if applicable):	US$
	(c) Additional Advance Amount for any Additional Shares to be purchased with respect to Excluded Days (Additional Shares x Minimum Acceptable Price):	US$
	(d) Total Advance Amount:	US$

2.	Minimum Acceptable Price (if applicable):	US$
	Market Price:	US$
	Price Per Share (Market Price X 98%):	US$

3.	(a) Number of Shares due to Investor for Advance Amount (amount in 1(b) above divided by Price Per Share):
(b) Additional Shares to be purchased on Excluded Days:
(c) Aggregate number of Shares due to Investor:

Attached hereto is a report by Bloomberg, L.P. indicating the VWAP for each of the Trading Days during the Pricing Period.

Please issue the number of Shares due to the Investor to the account of the Investor as follows: ___________________________________________________.

Sincerely, YA GLOBAL MASTER SPV, LTD.

Approved By Elbit Imaging Ltd.:
__________________________________
Name: